Exhibit 99.1

For Release

RRsat Global Communications Network Ltd. Reports Record Revenues for
Fourth Quarter and Full Year 2012

Gross and Operating Margins at Highest Levels in 10 Quarters

Airport City Business Park, Israel – March 11, 2013 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive digital content management and global distribution services to the television and radio broadcasting industries, announced today financial results for the full year and fourth quarter ended December 31, 2012.

Fourth Quarter 2012 Highlights

•	As part of the Company's growth strategy, completed acquisition of SM2 Sports & Media Solutions, a leader in sports rights negotiation and delivery for broadcasters worldwide
•	Revenues were a record $29.4 million, up sequentially from $28.5 million in the third quarter of 2012 and up from $28.8 million in the fourth quarter of 2011
•	Gross margin for the quarter was 25.1% compared to 24.5% in the third quarter of 2012 and up from 23.8% in the fourth quarter of 2011
•	Non-GAAP operating income was $2.9 million, an increase of 7.3% compared to $2.7 million in the previous quarter, and up 13.5% compared to $2.6 million in the fourth quarter of 2011
•	Non-GAAP net income per share was $0.14 compared to $0.12 in the previous quarter, and $0.09 in the fourth quarter of 2011
•	Adjusted EBITDA was $5.0 million compared to $4.9 million in the third quarter of 2012 and the fourth quarter of 2011

Full Year 2012 Highlights

•	Revenues were a record $113.4 million compared to $112.9 million in 2011
•	Gross margin was 23.9% compared to 23.0% in 2011
•	Non-GAAP operating income was $10.3 million, an increase of 11.5% compared to $9.2 million in 2011
•	Non-GAAP net income per share was $0.46 compared to $0.36 in 2011
•	Adjusted EBITDA was $18.9 million compared to $17.4 million in 2011
•	Backlog as of December 31, 2012 was $194.6 million (including all of our broadcasting services as well as MSS) compared to $184 million at the end of the third quarter of 2012

“RRsat delivered record revenues for the quarter and for the full year 2012, with gross and operating margins reaching the highest levels in more than two and one-half years," commented Avi Cohen, CEO of RRsat. “We continue to benefit from a strong business model, featuring a notable percentage of recurring revenues, long-term contracts, high renewal rate, a multi-year backlog, and strong free cash flow. The progress we have made in the last year, as evidenced by the year-over-year improvement in our financials, demonstrates that we are successfully executing our strategy. We continue to experience strong interest in our services, leading to new customer wins for our digital media broadcasting services. In particular, our encouraging gross margin improvement demonstrates the progress we have made in achieving a more favorable product mix and improved leverage of our infrastructure.”

"We are focused on strengthening our offering and capabilities in order to allow us to accelerate our growth. Our recent acquisition of SM2 Sports & Media Solutions, which brought us major customers including the NFL, signifies a particular emphasis on the broadcasting of sports and live events. This portion of our business has higher margins and we expect it to be a major contributor to our growth as the demand for this type of content increases globally," continued Mr. Cohen. "Over time, we expect this change in our product mix, coupled with more value-added services and better utilization of our infrastructure, to yield further margin improvements. As a global provider, we are strategically positioned to provide customers with end-to-end content delivery services as they expand worldwide.”

Fourth Quarter 2012 Financial Results

Revenues in the fourth quarter of 2012 were $29.4 million, an increase of 3.0% compared to $28.5 million in the third quarter of 2012 and an increase of 1.9% compared to $28.8 million in the fourth quarter of 2011.

Gross profit in the fourth quarter of 2012 was $7.4 million, an increase of 5.4% compared to $7.0 million in the third quarter of 2012 and an increase of 7.5% compared to $6.9 million in the fourth quarter of 2011. Gross margin in the fourth quarter of 2012 was 25.1% compared to 24.5% in the third quarter of 2012 and 23.8% in the fourth quarter of 2011.

Non-GAAP operating income, excluding non-cash stock based compensation, amortization of acquisition-related intangibles, acquisition related expenses and amortization of acquisition related prepaid compensation expenses, was $2.9 million during the fourth quarter of 2012, an increase of 7.3% compared to $2.7 million in the third quarter of 2012 and an increase of 13.5% compared with $2.6 million in the fourth quarter of 2011. Non-GAAP operating margin in the quarter was 9.9%, the highest level since the third quarter of 2010, compared to 9.5% in the third quarter of 2012 and 8.9% in the fourth quarter of 2011.

GAAP operating income for the fourth quarter of 2012 was up 3.4% to $2.7 million compared to $2.6 million in the third quarter of 2012 and up 8.6% compared to $2.4 million in the fourth quarter of 2011. GAAP operating margin in the fourth quarter of 2012 was 9.0% compared to 9.0% in the third quarter of 2012 and 8.5% in the fourth quarter of 2011.

Non-GAAP net income for the fourth quarter ended December 31, 2012 was $2.4 million, an increase of 15.5% compared to $2.1 million for the third quarter of 2012 and an increase of 64.2%  compared to $1.5 million in the fourth quarter of 2011. Non-GAAP net income per share on a fully diluted basis was $0.14 for the fourth quarter of 2012 compared to $0.12 in the third quarter of 2012 and $0.09 in the fourth quarter of 2011.

GAAP net income for the fourth quarter of 2012 was $2.4 million,  similar to the third quarter of 2012 and an increase of 55.2% compared to $1.6 million in the fourth quarter of 2011. GAAP net income per share on a fully diluted basis was $0.14 for the fourth quarter of 2012 compared to $0.14 in the third quarter of 2012 and $0.09 in the fourth quarter of 2011.

Adjusted EBITDA for the fourth quarter of 2012 was $5.0 million compared to $4.9 million in the third quarter of 2012 and in the fourth quarter of 2011.

Cash, cash equivalents and marketable securities as of December 31, 2012 totaled $26.4 million compared with $36.9 million as of September 30, 2012. The change in cash position during the quarter was mainly attributable to a positive operating cash flow of $2.8 million, offset by a dividend payment of $10.0 million, the acquisition of SM2 and capital expenditures of $3.3 million.

Backlog of signed agreements as of December 31, 2012, was $194.6 million, of which $87.0 million is expected to be recognized as revenues in 2013, compared to $184.0 million in the end of the third quarter of 2012. This includes signed agreements to provide all of the Company's broadcasting services and mobile satellite services.

Full Year 2012 Financial Results

Revenues for the year ended December 31, 2012 were $113.4 million compared to $112.9 million for the year ended 2011. The strengthening of the US Dollar versus the Euro over the past year had a negative impact of approximately $3.0 million on full-year revenues, compared with 2011.

Gross profit for the year ended December 31, 2012 was $27.1 million, an increase of 4.5% compared to $26.0 in 2011. Gross margin was 23.9% compared to 23.0% in 2011.

Non-GAAP operating income, excluding non-cash stock based compensation, amortization of acquisition-related intangibles, acquisition related expenses and amortization of acquisition related  prepaid compensation expenses, was $10.3 million for the year, an increase of 11.5%, compared to $9.2 million in 2011. Non-GAAP operating margin for the year was 9.1% versus 8.2% in 2011.

GAAP operating income for 2012 was up 9.9% to $9.7 million compared to $8.8 million in 2011. GAAP operating margin was 8.5% compared to 7.8% in 2011.

Non-GAAP net income was $7.9 million, an increase of 25.7% compared to $6.3 million in 2011. Non-GAAP net income per share on a fully diluted basis was $0.46 compared to $0.36 in 2011.

GAAP net income for full year 2012 was $8.3 million, up 91.2% compared to $4.3 million in 2011. GAAP net income per share on a fully diluted basis was $0.48 compared to $0.25 in 2011.

Adjusted EBITDA for the year was $18.9 million, an increase of 8.5% compared with $17.4 million in 2011.

In addition, the Company will be filing today with the U.S. Securities and Exchange Commission (SEC) its Annual Report on Form 20-F for the year ended December 31, 2012. The Annual Report is available for viewing and download on the SEC's website at www.sec.gov, as well as under the Investor Relations section of RRsat's website at www.rrsat.com. A hard copy of RRsat's Annual Report is available upon request, free of charge, by contacting investors@rrsat.com.

First Quarter and Full Year 2013 Guidance

Management expects revenues for the full year 2013 in the range of $120 million to $125 million representing 6% to 10% year-over-year growth and gross margin for the year to improve over 2012.  Given some level of seasonality associated with the revenue outside of the 24/7 services, management expects some level of variation in mix from quarter to quarter leading to some fluctuations in revenues and gross margin between quarters.  For the first quarter of 2013, management expects revenues in the range of $28.7 million to $29.7 million representing 4.5% to 8% year-over-year growth and gross and EBITDA margin similar to the fourth quarter.

Conference Call Information

The Company will conduct a conference call today, March 11, 2013 at 9 a.m. ET (3 p.m. Israel time). On the call, Avi Cohen, Chief Executive Officer, Itzhak Zion, Chief Financial Officer, and Mr. Lior Rival, Chief Commercial Officer will review and discuss the results and will be available to answer investor questions.

Call times: 9 a.m. Eastern Time; 6 a.m. Pacific Time; 1 p.m. UK Time; 3 p.m. Israel Time

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. dial-in number: 1-877-941-2068
Israel dial-in number: 1809-21-4368
International dial-in number: 1-480-629-9712

There will be a playback available until March 18, 2013. To listen to the playback, please call 1-877-870-5176 if calling within the United States or 1-858-384-5517 if calling internationally. Please use pin number 4601060 for the replay.

The call will also be accompanied live by webcast over the Internet and accessible at http://public.viavid.com/index.php?id=103570. A replay of the call will be available from the day after the call. A link to the replay will be accessible from RRsat’s website at:  www.rrsat.com.

Use of Non-GAAP Financial Measures

In addition to reporting results in accordance with generally accepted accounting principles, or GAAP, RRsat has also included in this press release non-GAAP measurements of net income, operating income, operating margin, fully diluted net income per share and adjusted EBITDA. RRsat believes that these non-GAAP financial measures are principal indicators of the operating and financial performance of its business. We have provided these non-GAAP measurements to help investors better understand our core operating performance and enhance comparisons of core operating performance from period to period.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: non-cash stock based compensation, amortization of acquisition-related intangibles, acquisition-related expenses, amortization of acquisition related prepaid compensation expenses, non-cash income (loss) reflecting changes in the fair value of embedded currency conversion derivatives resulting from the application of FASB ASC Topic 815 and the resulting income tax (increase) decrease of the above items.

Adjusted EBITDA is calculated by adding to operating income, non-cash equity-based compensation charge, depreciation and amortization and amortization of acquisition related prepaid compensation expenses.

Management uses these non-GAAP financial measures to assess its operational performance, for financial and operational decision-making, and as a means to evaluate period-to-period comparisons on a consistent basis. Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance by excluding certain non-cash expenses that are not directly attributable to its core operating results.

The non-GAAP measurements are intended only as a supplement to the comparable GAAP measurements and the company compensates for the limitations inherent in the use of non-GAAP measurements by using GAAP measures in conjunction with the non-GAAP measurements. As a result, investors should consider these non- GAAP measurements in addition to, and not in substitution for, or as superior to, measurements of financial performance prepared in accordance with GAAP.

The Company expects to continue reporting non-GAAP financial measures, adjusting for the items described above, and the Company expects to continue to incur expenses similar to the non-GAAP adjustments described above. Accordingly, the exclusion of these and other similar items in the presentation of non-GAAP financial measures should not be construed as an inference that these costs are unusual, infrequent or non- recurring. Moreover, because not all companies use identical measures and calculations, the presentation of non-GAAP measurements of net income, operating income, operating margin and fully diluted net income per share and adjusted EBITDA may not be comparable to other similarly titled measures of other companies. These limitations are compensated for by using non-GAAP measures and adjusted EBITDA in conjunction with traditional GAAP financial measures.

Reconciliations of the non-GAAP measures (non-GAAP net income, non-GAAP operating income and adjusted EBITDA) to the most comparable GAAP measures (net income and operating income respectively), are provided in the schedules attached to this release.

Safe Harbor Statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) guidance for revenue and margins for the first quarter of 2013 and guidance for full year 2013 revenues or any future periods; (ii) our expectations and ability to strengthen our offering and capabilities in order to allow us to accelerate our growth; (iii) our expectations to generate higher margins from our sports and events business compared to our other businesses ; (iv) our expectation that our sports and events business will be a major contributor to our growth and that the demand for this type of content will continue to increase globally; (v) our expectation and ability to further improve our margins over time by changing our product mix, coupled with more value-added services and better utilization of our infrastructure; (vi) our ability to continue to experience strong interest in our services, leading to new customer wins for our digital media broadcasting services and to report future successes; (vii) our expectation that our backlog will materialize into revenue on the projected timeline and (viii) our ability to continue to benefit from a strong business model, featuring a notable percentage of recurring revenues, long-term contracts, high renewal rate, a multi-year backlog, and strong free cash flow. These forward- looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2012 and our Current Reports on Form 6-K.

About RRsat Global Communications Network Ltd.

RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, end-to-end content management and distribution services to the rapidly expanding television and radio broadcasting industries covering more than 150 countries. Through its RRsat Global Network, composed of satellite and terrestrial fiber optic capacity and the public Internet, RRsat provides high-quality and flexible global distribution services 24/7 to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide and also offers occasional use services for sports, news and events with a fleet of flyaways and over 10 transportable satellite news gathering services (SNG) units. More than 130 television and radio channels use RRsat’s advanced production and playout centers comprising comprehensive media asset management services. Visit the company's website www.rrsat.com.

Company Contact: Itzhak Zion, CFO Tel: +972 3 928 0777 Email: investors@rrsat.com	Investor Contacts: Hayden/ MS - IR Brett Maas/ Miri Segal-Scharia Tel: 646-536-7331/ 917-607-8654 brett@haydenir.com/ msegal@ms-ir.com

Financial Tables Follow

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Statements of Operations

In thousands except share data
	Year ended		Three months ended
	Dec-31	Dec-31	Dec-31	Dec-31
	2012	2011	2012	2011

Revenues	$113,400	$112,920	$29,365	$28,826
Cost of revenues
	86,253	86,939	22,003	21,975

Gross profit	27,147	25,981	7,362	6,851
Operating expenses:
Sales and marketing	7,388	7,067	2,119	1,735
General and administrative	10,106	10,130	2,587	2,667

Total operating expenses	17,494	17,197	4,706	4,402

Operating income	9,653	8,784	2,656	2,449
Interest and marketable securities income	739	400	307	81
Currency fluctuation and other financing
expenses, net	(399)	(740)	(246)	(373)
Changes in fair value of embedded currency conversion derivatives	1,182	(2,130)	259	229
Other income (expenses), net	(1)	(1)	(1)	5
Income before taxes on income	11,174	6,313	2,975	2,391
Income taxes	2,884	1,978	547	825
Net income	$8,290	$4,335	$2,428	$1,566

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Statements of Operations

In thousands except share data
	Year ended		Three months ended
	Dec-31	Dec-31	Dec-31	Dec-31
	2012	2011	2012	2011
Net income per Share:
Basic	0.48	0.25	0.14	0.09

Diluted	0.48	0.25	0.14	0.09

Cash dividend paid per share	0.91	0.24	0.58	-

Weighted average number of shares used to compute net income and dividend per share:
Basic	17,346,561	17,346,561	17,346,561	17,346,561

Diluted	17,346,561	17,346,561	17,346,561	17,346,561

RRsat Global Communications Network Ltd. and its Subsidiaries

In thousands except per share data

	Year ended Dec 31		Three months ended Dec 31
	2012	2011	2012	2011
Reconciliation of GAAP Income to Non-GAAP Net Income:
GAAP Net income	$8,290	$4,335	$2,428	$1,566
Adjustments to reconcile GAAP net income to non-GAAP net income:
Non-cash equity-based compensation charge	302	117	113	44
Amortization of acquisition related intangible	241	311	68	72
Changes in fair value of embedded currency conversion derivatives	(1,182)	2,130	(259)	(229)
Acquisition related expenses	50	-	50	-
Amortization of acquisition related prepaid compensation expenses	22	-	22	-
Income tax effect of non-GAAP adjustments	214	(601)	26	25
Non-GAAP net income	$7,937	$6,292	$2,448	$1,478

Non-GAAP net income per diluted share	$0.46	$0.36	$0.14	$0.09

	Year ended Dec 31		Three months ended Dec 31
	2012	2011	2012	2011
Reconciliation of GAAP Operating Income to non GAAP Operating Income:
Operating income	$9,653	$8,784	$2,656	$2,449
Adjustments to reconcile GAAP operating income to non-GAAP operating income:
Non-cash equity-based compensation charge	302	117	113	44
Amortization of acquisition related intangible	241	311	68	72
Acquisition related expenses	50	-	50	-
Amortization of acquisition related prepaid compensation expenses	22	-	22	-
Non-GAAP operating income	$10,268	$9,212	$2,909	$2,565

	Year ended Dec 31		Three months ended Dec 31
	2012	2011	2012	2011
Reconciliation of GAAP Operating Income to adjusted EBITDA:
Operating income	$9,653	$8,784	$2,656	$2,449
Adjustments to reconcile GAAP operating income to Adjusted EBITDA:
Non-cash equity-based compensation charge	302	117	113	44
Depreciation and amortization	8,883	8,477	2,206	2,388
Amortization of acquisition related prepaid compensation expenses	22	-	22	-
Adjusted EBITDA	$18,860	$17,378	$4,997	$4,881

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Balance Sheets

In thousands except share data

	As of	As of
	Dec-31	Dec-31
	2012	2011
Current assets
Cash and cash equivalents	$12,133	$14,443
Marketable securities and short term investments	14,224	18,764
Accounts receivable:
Trade, net	20,898	19,402
Other	803	686
Fair value of embedded currency conversion derivatives	251	206
Deferred taxes	2,146	2,449
Prepaid expenses	2,445	2,223
Total current assets	52,900	58,173

Fair value of embedded currency conversion derivatives	440	591
Long-term prepaid expenses	2,484	2,043
Long- term land lease prepaid expenses	7,563	7,642
Assets held for employee severance payments	1,845	1,757
Fixed assets, net	42,671	45,495
Goodwill	4,892	3,734
Intangible Assets, net	472	586

Total assets	$113,267	$120,021

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Balance Sheets (cont'd)

In thousands except share data
	As of	As of
	Dec-31	Dec-31
	2012	2011
Liabilities and shareholders’ equity
Current liabilities
Accounts payable:
Trade	$9,816	$11,547
Other	4,945	2,335
Fair value of embedded currency conversion derivatives	377	990
Deferred income	9,398	8,787
Total current liabilities	24,536	23,659

Long - term liabilities
Deferred income	6,257	7,192
Fair value of embedded currency conversion derivatives	305	980
Liability in respect of employee severance payments	2,018	1,819
Deferred taxes	2,200	1,664

Total long - term liabilities	10,780	11,655

Total liabilities	35,316	35,314

Commitments, contingent liabilities and liens

Shareholders' equity
Ordinary shares	40	40
Additional paid in capital	53,312	53,010
Retained earnings	24,231	31,727
Accumulated other comprehensive income (loss)	368	(70)

Total shareholders’ equity	$77,951	$84,707

Total liabilities and shareholders’ equity	$113,267	$120,021

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Statements of Cash Flows

In thousands

	Year ended Dec 31		Three months ended Dec 31
	2012	2011	2012	2011
Cash flows from operating activities
Net income	$8,290	$4,335	$2,428	$1,566

Adjustments required to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	8,883	8,477	2,206	2,388
Provision for doubtful accounts	2,895	2,217	617	572
Deferred taxes	692	248	428	303
Discount accretion and premium amortization of available- for- sale securities, net	(495)	(325)	(178)	13
Changes in liability for employee severance payments, net	111	19	37	10
Capital loss (gains) on sale of fixed assets, net	1	1	1	(5)
Non cash stock- based compensation	302	117	113	44
Changes in fair value of embedded currency conversion derivatives	(1,182)	2,130	(259)	(229)
Loss (profit) from trading securities, net	(59)	158	5	20
Changes in assets and liabilities:
Decrease (increase) in accounts receivable - trade	(4,391)	(1,759)	(2,189)	777
Decrease (increase) in accounts receivable - other	177	626	(36)	(274)
Decrease (increase) in prepaid expenses	(222)	(78)	400	105
Decrease (increase) in deposits and long-term prepaid expenses	(441)	158	(554)	(23)
Increase (decrease) in accounts payable	1,655	17	(192)	(541)
Increase (decrease) in deferred income	(324)	(96)	(39)	1,479

Net cash provided by operating activities	$15,892	$16,245	$2,788	$6,205

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Statements of Cash Flows (cont'd)

In thousands

	Year ended Dec 31		Three months ended Dec 31
	2012	2011	2012	2011

Cash flows from investing activities
Investment in fixed assets	$(6,575)	$(14,657)	$(2,090)	$(1,804)
Investment in long term prepaid expenses	(17)	(27)	(2)	(5)
Business combination	(1,218)	-	(1,218)	-
Decrease in short-term investments, net	(1,339)	-	(1,339)	-
Investment in securities available- for- sale	(4,946)	(8,005)	(1,433)	(3,224)
Decrease (increase) in trading securities, net	1,512	(231)	-	(210)
Proceeds from sale and maturity of securities available- for- sale	10,159	12,161	3,868	4,217
Proceeds from sale of fixed assets	8	29	-	5

Net cash used in investing activities	$(2,416)	$(10,730)	$(2,214)	$(1,021)

Cash flows from financing activities
Dividend paid	$(15,786)	$(4,163)	$(10,061)	$-

Net cash used in financing activities	$(15,786)	$(4,163)	$(10,061)	$-

Increase (decrease) in cash and cash equivalents	$(2,310)	$1,352	$(9,487)	$5,184

Balance of cash and cash equivalents at beginning of Period	$14,443	$13,091	$21,620	$9,259

Balance of cash and cash equivalents at end of Period	$12,133	$14,443	$12,133	$14,443

A. Non-cash transactions
Investment in fixed assets	$37	$1,293	$37	$1,293

B. Supplementary cash flow information
Income taxes paid, net	$1,218	$1,694	$420	$590